Anheuser-Busch InBev nv/sa Brouwerijplein 1

3000 Leuven

Belgium

T   +32 16 27 61 11

F   +32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

    Assistant Director,

        Securities and Exchange Commission,

            Division of Corporation Finance,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

July 20, 2011

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended December 31,
2010 Filed April 13, 2011 File No. 001-34455

Dear Mr. Reynolds:

We acknowledge receipt of your comment letter dated July 7, 2011 in respect of our Form 20-F for the fiscal year ended December 31, 2010 filed on April 13, 2011.

I refer to our call with Erin Wilson on July 19. This is to confirm that we respectfully request on extension of time until August 18, 2011 to respond to your comment letter. Thank you for your consideration.

*        *        *

Mr. John Reynolds

Please contact George H. White of Sullivan & Cromwell LLP at +44 20 7959 8900 with any questions you may have.

Very truly yours,

/s/ Benoit Loore
Benoit Loore
V.P. Legal
Anheuser-Busch InBev SA/NV

cc:	Erin Wilson

John Archfield

Nasreen Mohammed

(Securities and Exchange Commission)

Alena Brenner

(Anheuser-Busch InBev SA/NV)

George H. White

Sentheel Salvam

(Sullivan & Cromwell LLP)